Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

Exclusive: FaZe Clan adds media heavyweights to board ahead of IPO

Sara Fischer, author of Axios Media Trends

FaZe Clan, one of the biggest global esports companies, has added a slew of media and gaming heavyweights to its board as it prepares to soon go public.

The big picture: FaZe Clan is currently targeting $1 billion valuation after it merges with a blank check company called B.Riley Principal 150, which will take it public in the first half of the year.

•	Some have been skeptical of the valuation, given FaZe Clan's relatively recent push to monetize.
•	Like most esports organizations, FaZe Clan makes far more money off of entertainment deals and lifestyle content around its players and creators than it does actual esports games.

Driving the news: New FaZe Clan board members include...

•	Stephanie McMahon, Chief Brand Officer of WWE
•	Snoop Dogg, who was announced last week
•	Ross Levinsohn, CEO of The Arena Group (theMaven,Inc.) and Sports Illustrated
•	Zach Katz, founder and CEO of Carte Blanche

Catch up quick: FaZe Clan was started more than a decade ago by teens who met online playing Xbox and engaged their audiences by uploading entertaining gaming clips to platforms like YouTube and Twitch. Today, it relies on media deals elevating its esports players as viral personalities.

•	FaZe Clan's power comes in its ability to attract celebrities organically to its brand, often ones that grew up watching FaZe Clan players online.
•	The company’s investors include NFL quarterback Kyler Murray, rapper Pitbull and NBA star Ben Simmons.

The esports giant in May will debut a new show on Twitch called "FaZe1 The Warehouse," a 15-day, 24/7 livestream show.

•	The show will be one of the first live competition shows that will be on 24/7, representing a new type of reality programming for Gen Z.
•	It will be produced by Real Housewives and Big Brother veteran Peter Targtaglia, and will feel like a more interactive, digital version of Big Brother.

By the numbers: FaZe Clan began building out its business around four years ago, FaZe Clan CEO Lee Trink said in an interview with Axios at South by Southwest last week.

•	Now that its audience has reached a critical mass, the company feels better about turning on monetization opportunities.
•	It brought in $53 million in revenue in 2021, up from $38 million in revenue in 2020. Half of that revenue came from brand sponsorships, but the company is starting to build out alternate revenue streams, including content deals, which represented 33% of revenue last year, as well as consumer products.
•	Trink sees huge opportunities for FaZe Clan in the web3 space.
•	Trink said he plans to use some of the money raised during its SPAC IPO to acquire companies to help it scale, including possible consumer product brands and gaming assets.

What's next: The SPAC money will also be used to fuel more long-form content, tailored for Gen-Z, like the reality show on Twitch.

•	The company will trade on the NASDAQ under the ticker symbol “FAZE.”

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, BRPM has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, BRPM will mail the definitive Proxy Statement/Prospectus to holders of BRPM’s shares of common stock as of a record date to be established in connection with BRPM’s solicitation of proxies for the vote by BRPM stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. BRPM stockholders and other interested persons are urged to read the preliminary Proxy Statement/Prospectus and, when available, the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about BRPM, FaZe Clan and the proposed Business Combination. Stockholders are able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about BRPM, FaZe Clan and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

BRPM and FaZe Clan and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of BRPM’s stockholders in connection with the proposed Business Combination. Stockholders of BRPM may obtain more detailed information regarding the names, affiliations and interests of BRPM’s and FaZe Clan’s directors and executive officers in BRPM’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus. Information concerning the interests of BRPM’s participants in the solicitation, which may, in some cases, be different than those of BRPM’s stockholders generally, are set forth in the Proxy Statement/Prospectus.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this press release, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern BRPM’s or FaZe Clan’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of BRPM’s and FaZe Clan’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of BRPM’s and FaZe Clan’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this press release, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against BRPM, FaZe Clan, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of BRPM, to satisfy the minimum cash condition following redemptions by BRPM’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of BRPM or FaZe Clan as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that BRPM, FaZe Clan or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on BRPM’s or FaZe Clan’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in BRPM’s Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BRPM and FaZe Clan. Forward-looking statements speak only as of the date they are made. While FaZe Clan and BRPM may elect to update these forward-looking statements at some point in the future, FaZe Clan and BRPM specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe Clan’s and BRPM’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.